January 18, 2012

Ms. Sandra B. Hunter

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          MTR Gaming Group, Inc. (the “Company”)

Amendment No. 2 to Form S-4 (the “Amended Form S-4”)

Filed January 11, 2012

File No. 333-178608

Dear Ms. Hunter:

We have received and reviewed the comments in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated January 9, 2012.  The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response.  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Form S-4.

General

1.                                      We note that you are registering the 11.50% Senior Secured Second Lien Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

RESPONSE:

In response to the Staff’s comment, the Company has submitted a supplemental letter, as requested, stating that it is registering the exchange offer in reliance on the Staff’s position enunciated in the above-referenced No-Action Letters and containing the required representations.

2.                                      Please revise to disclose in the body of the prospectus that any party acquiring securities in the exchange offer will acknowledge the following:

•        The new securities to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;

•        The party does not have an arrangement or understanding with any person to participate in the distribution of such new securities;

•        The party is not an affiliate of the issuer; and

•        The party is not engaged in and does not intend to engage in a distribution of new securities.

RESPONSE:

In response to the Staff’s comment, we have revised the body of the prospectus to include the requested language.  Please see the revised text on page 47 of the Amended Form S-4.

3.                                      We note your disclosure on page 5 under the heading “Expiration Date; Tenders.” Please confirm that the following parties may not participate in the Exxon Capital exchange offer and revise your disclosure, as applicable:

•        Affiliates of the issuer;

•        Any party that has an arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer; and

•        Any party that is engaged in or intends to engage in a distribution of the securities to be received in the exchange offer.

RESPONSE:

We confirm that the parties listed above may not participate in the exchange offer.  In addition, in response to the Staff’s comment, we have revised the language of the “Expiration Date” disclosure and added the relevant language to a new “Resales of Exchange Notes” disclosure.  Please see the revised text on pages 5-6 of the Amended Form S-4.

4.                                      Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has “read” all of the terms of the exchange offer.

RESPONSE:

In response to the Staff’s comment, we have deleted the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has “read’ all of the terms of the exchange offer.  Please see page 5 of Exhibit 99.1 to the Amended Form S-4.

* * *

If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (724) 933-8122, extension 106.

Sincerely,

/s/ John W. Bittner, Jr.
John W. Bittner, Jr.
Executive Vice President and Chief Financial Officer

Attachments

cc:  Deborah Ruosch Conrad, Milbank Tweed Hadley & McCloy